Exhibit 99.34

MAVERIX METALS INC.

As the Corporation

-  and  -

GOLD FIELDS NETHERLANDS SERVICES B.V.

As the Shareholder

SHAREHOLDER AGREEMENT

DECEMBER 23, 2016

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2

1.1	Definitions	2
1.2	Interpretation	6
1.3	Computation of Time	6
1.4	Performance on Business Days	7
1.5	Currency	7
1.6	Accounting Terms	7
1.7	Conflict with Articles and By-Laws	7

ARTICLE 2 BUSINESS AND AFFAIRS OF THE CORPORATION		7

2.1	Shareholder and Corporation to Cause Compliance with Agreement	7
2.2	The Business	7
2.3	Matter Requiring Special Approval	8
2.4	Board of Directors	8
2.5	Corporation to Endorse and Vote	9
2.6	Shareholder to Vote	9
2.7	Board of Directors Committees	10
2.8	Directors’ Liability Insurance and Indemnities	10
2.9	Indemnity	10
2.10	Right to Information	11

ARTICLE 3 PRE-EMPTIVE RIGHT		12

3.1	Pre-emptive Right	12
3.2	Notification of Equity Financing	12
3.3	Due Diligence	12
3.4	Acceptance of GF Securities Offer	13
3.5	Purchase of Offered Securities	13
3.6	Top-Up Right	13
3.7	Assignment	14
3.8	Exceptions	14

ARTICLE 4 [REDACTED — Heading]		15

4.1	[REDACTED — Provision relating to notification and process where shareholder has intention to sell or dispose of share block]	15

ARTICLE 5 QUALIFICATION RIGHTS		15

5.1	Demand Qualification Right	15
5.2	Restrictions on Demand Qualification Right	15
5.3	Incidental Qualification Right	17
5.4	Restrictions on Incidental Qualification Right	18
5.5	Filing Prospectus and Selection of Lead Underwriters	19
5.6	Procedures	20
5.7	Indemnification	21
5.8	Due Diligence	22
5.9	[Redacted — Heading]	22

ARTICLE 6 [REDACTED — HEADING]		22

6.1	[REDACTED — Commercially sensitive information]	22

ARTICLE 7 STANDSTILL		22

7.1	Standstill	22

ARTICLE 8 GENERAL		23

8.1	Confidentiality of Information	23
8.2	Entire Agreement	24
8.3	Time of Essence	24
8.4	Amendment	24
8.5	Waiver of Rights	25
8.6	Arbitration	25
8.7	Governing Law	25
8.8	Term	25
8.9	Calculation of Holdings	25
8.10	Notices	26
8.11	Enurement and Assignment	28
8.12	Further Assurances	28
8.13	Severability	28
8.14	Counterparts	28

ii

THIS SHAREHOLDER AGREEMENT dated as of December 23, 2016

BETWEEN:

GOLD FIELDS NETHERLANDS SERVICES B.V., a corporation existing under the laws of the Netherlands

(hereinafter referred to as the “Shareholder”)

AND:

MAVERIX METALS INC. a corporation existing pursuant to the federal laws of Canada

(hereinafter referred to as the “Corporation”)

WITNESSES THAT WHEREAS:

A.                                    the Corporation is a body corporate incorporated under the Act;

B.                                    the authorized capital of the Corporation consists of an unlimited number of Shares of which 132,687,854 Shares are issued and outstanding and trading on the TSX-V under the symbol “MMX”, assuming the issuance as of the date hereof of 10,000,000 Shares to Pan American (as defined herein) pursuant to its exercise of 10,000,000 common share purchase warrants;

C.                                    (i) the Shareholder is the registered and beneficial owner of 42,850,000 Shares, representing approximately thirty-two and twenty-nine hundredths percent (32.29%) of the issued and outstanding Shares of the Corporation on a non-diluted basis, and 10,000,000 common share purchase warrants which, if exercised, would result in the Shareholder being the registered and beneficial owner of approximately thirty-seven and four hundredths percent (37.04%) of the then issued and outstanding Shares of the Corporation; and

D.                                    the Shareholder and the Corporation wish to set out the terms and conditions under which the Shareholder shall hold and may divest its Shares, and their agreement regarding certain aspects of the organization and management of the Corporation and other related matters.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each of the Parties, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1                               Definitions.

In this Agreement, unless the context otherwise requires:

(a)                                 “Act” means the Canada Business Corporations Act.

(b)                                 “Affiliate” has the meaning ascribed thereto in National Instrument 45-106 Prospectus Exemptions of the Canadian Securities Administrators.

(c)                                  “After-Tax Basis” means in connection with an indemnity payment (the “initial payment”) to an Indemnitee that in addition to the initial payment the Corporation shall pay the Indemnitee an additional amount (the “gross up amount”) such that (i) the initial payment, plus (ii) the gross up amount, less (iii) any increase in the federal, provincial or local income taxes actually payable by the Indemnitee as a result of its receipt of the initial payment and the gross up amount, and taking into account the tax effect (including any tax savings) resulting from the events or payments giving rise to the initial payment, shall equal the initial payment.

(d)                                 “Agreement” means this Shareholder Agreement, including the recitals and any schedules to this Shareholder Agreement, as amended, supplemented, restated or replaced from time to time in accordance with its provisions.

(e)                                  “Anti-Dilution Shares” has the meaning ascribed thereto in Section 3.6(1).

(f)                                   “Arm’s Length” has the meaning ascribed thereto in the Income Tax Act (Canada).

(g)                                  “Board” means the board of directors of the Corporation.

(h)                                 “Board Designee” has the meaning ascribed thereto in Section 2.4(a).

(i)                                     “Business” has the meaning ascribed thereto in Section 2.2(a).

(j)                                    “Business Day” means any day, except Saturdays and Sundays, on which banks are generally open for business in Vancouver, Canada and Leiden, the Netherlands.

(k)                                 “Canadian Securities Commissions” means the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada in which the Corporation is a reporting issuer (or analogous status).

(l)                                     “Canadian Securities Laws” means the applicable securities legislation of each of the provinces and territories of Canada in which the Corporation is a reporting issuer (or analogous status) and all published regulations, policy statements, orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto, including any TSX or TSX-V policy manuals.

(m)                             “Confidential Information” means any and all information regarding a Party’s past, present or future business activities, properties, results, financial information, know how, trade secrets and other information, and any information regarding a Party and that Party’s practices and business, whether disclosed orally, in writing, or by any other manner, part or all of which is confidential and proprietary.

(n)                                 “Corporation” has the meaning ascribed thereto in the recitals.

(o)                                 “Demand Qualification Right” has the meaning ascribed thereto in Section 5.1(b).

(p)                                 “Director Eligibility Criteria” has the meaning ascribed thereto in Section 2.4(a).

(q)                                 “Effective Time” means the time immediately following the closing of the subscription by the Shareholder for its 42,850,000 Shares pursuant to a master purchase and sale agreement between, among others, the Corporation and the Shareholder dated as of December 4, 2016.

(r)                                    “Equity Financing” has the meaning ascribed thereto in Section 3.1.

(s)                                   “GAAP” means generally accepted accounting principles in Canada applicable to public companies set out in the CPA Canada Handbook - Accounting (which, as of the date hereof, are the International Financial Reporting Standards adopted by the International Accounting Standards Board), at the relevant time for the relevant entity.

(t)                                    “GF Securities Offer” has the meaning ascribed thereto in Section 3.2.

(u)                                 “GF Security Acceptance” has the meaning ascribed thereto in Section 3.4.

(v)                                 “GFL Group” means, collectively, the Shareholder, its ultimate parent company Gold Fields Limited (a company incorporated under the laws of South Africa), and all of their respective Affiliates.

(w)                               “Incidental Qualification Right” has the meaning ascribed thereto in Section 5.3(a).

(x)                                 “Indemnitee” has the meaning ascribed thereto in Section 2.9(1).

(y)                                 “Inducement Warrants” has the meaning ascribed thereto in Section 3.8(b).

(z)                                  “In-Kind Payment” has the meaning ascribed thereto in Section 3.6(2).

(aa)                          “Laws” means all: federal, provincial, state, municipal and local constitutions, statutes, codes, ordinances, decrees, rules, regulations, by-laws, treaties, policies, or guidelines; judicial, arbitral, administrative, departmental or regulatory judgements, orders, decisions, rulings or awards; general principles of common law and equity or civil law; and any provisions of such Laws, binding on or affecting the person referred to in the context in which such word is used; and “Law” means any one of such Laws.

(bb)                          [REDACTED — Definition].

(cc)                            “Notice” has the meaning ascribed thereto in Section 8.10.

(dd)                          “Non-Financing Issuance” has the meaning ascribed thereto in Section 3.1.

(ee)                            “Offered Securities” has the meaning ascribed thereto in Section 3.2.

(ff)                              “Other Anti-Dilution Shares” has the meaning ascribed thereto in Section 3.6(1)(a).

(gg)                            “Other Pre-Emptive Securities” has the meaning ascribed thereto in Section 3.1.

(hh)                          “Pan American” has the meaning ascribed thereto in Section 3.8(a).

(ii)                                  “Party” means at any time any Person who is then a party to and bound by this Agreement, and “Parties” means all of them.

(jj)                                “Person” is to be broadly interpreted and includes an individual, a corporation, a partnership, limited partnership, a joint venture, a trust, an association, an unincorporated organization, a regulatory body or agency, a government or governmental agency or authority or entity, an executor or administrator or other legal or personal representative, or any other juridical entity.

(kk)                          “Pre-Emptive Right” has the meaning ascribed thereto in Section 3.1.

(ll)                                  “Proposed Distribution” has the meaning ascribed thereto in Section 5.3(a).

(mm)                  “Qualifiable Securities” means those Shares held by the Shareholder or another member of the GFL Group which are the subject of the Shareholder’s exercise (on its own behalf or on behalf of such other GFL Group member) of the Demand Qualification Right or Incidental Qualification Right, as applicable, under Sections 5.1 and 5.3, respectively.

(nn)                          “Qualification” means the qualification by prospectus under the Canadian Securities Laws of the distribution of Qualifiable Securities to the public in the Qualification Provinces, and “Qualify” has a corresponding meaning.

(oo)                          “Qualification Notice” has the meaning ascribed thereto in Section 5.3(a).

(pp)                          “Qualification Provinces” means (i) in relation to the exercise of the Demand Qualification Right, any or all of the provinces and/or territories of Canada (other than Québec) in which the Corporation is a reporting issuer (or analogous status), as may be designated by the Shareholder or another GFL Group entity, and (ii) in relation to the exercise of the Incidental Qualification Right, any or all of the provinces and/or territories of Canada, as may be designated by the Corporation.

(qq)                          “Retiring Director” has the meaning ascribed thereto in Section 2.4(d).

(rr)                                “Request” has the meaning ascribed thereto in Section 5.1.

(ss)                              “Royalties” has the meaning ascribed thereto in Section 2.2(a)(i)II.

(tt)                                [REDACTED — Definition].

(uu)                          [REDACTED — Definition].

(vv)                          [REDACTED — Definition].

(ww)                      “Securities” has the meaning ascribed thereto in Section 3.1.

(xx)                          “Shareholder” has the meaning ascribed thereto in the recitals.

(yy)                          “Shares” means, at any time, the common shares in the capital of the Corporation.

(zz)                            “Special Approval”, in relation to any matter, means the prior approval of the Shareholder either by (i) an instrument in writing evidencing the consent of the Shareholder to such matter, or (ii) in respect of a matter requiring the approval of the Corporation’s shareholders generally, (A) a resolution passed at a duly constituted meeting of the shareholders of the Corporation in respect of which the Shareholder votes in favour, or (B) where permitted by applicable Laws or the rules of any stock exchange on which the Shares may be listed, a resolution in writing signed by the Shareholder.

(aaa)                   “Streams” has the meaning ascribed thereto in Section 2.2(a)(i)I.

(bbb)                   “Top-Up Right” has the meaning ascribed thereto in Section 3.6(1).

(ccc)                      “Transfer” includes any sale, transfer, donation, conveyance, exchange, assignment, gift, bequest, disposition, hypothec, mortgage, lien, charge, priority, pledge, encumbrance, grant of security interest or any arrangement by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing, and “Transferred”, “Transferring” and similar words have corresponding meanings.

(ddd)                   “Transmission” has the meaning attributed thereto in Section 8.10(a)(iii).

(eee)                      “TSX” means the Toronto Stock Exchange or any successor thereto.

(fff)                         “TSX-V” means the Toronto Venture Stock Exchange or any successor thereto.

1.2                               Interpretation.

In this Agreement:

(a)                                 the division into Articles and Sections, and the insertion of headings and the Table of Contents are for convenience of reference only and do not affect the construction or interpretation of this Agreement;

(b)                                 the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement and not to any particular portion of this Agreement; and

(c)                                  unless specified otherwise or the context otherwise requires:

(i)                                     references to any Article, Section or Schedule are references to an Article or Section of, or Schedule to, this Agreement;

(ii)                               “including” or “includes” means “including (or includes) but is not limited to”, and shall not be construed to limit any general statement preceding it to the specific or similar items or matters immediately following it;

(iii)                            “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”;

(iv)                           references to any legislation, statutory instrument or regulation, or a section thereof, are references to the legislation, statutory instrument, regulation or section as amended, restated and re-enacted from time to time; and

(v)                              words in the singular include the plural and vice-versa, and words in one gender include all genders.

1.3                               Computation of Time.

In this Agreement, unless specified otherwise or the context otherwise requires:

(a)                                 a reference to a period of days is deemed to begin on the first day after the event that started the period and to end at 5:00 p.m. on the last day of the period, but if the last day of the period does not fall on a Business Day, the period ends at 5:00 p.m. on the next succeeding Business Day;

(b)                                 all references to specific dates mean 5:00 p.m. on the dates;

(c)                                  all references to specific times shall be references to Vancouver, British Columbia time; and

(d)                              with respect to the calculation of any period of time, references to “from” mean “from and excluding” and references to “to” or “until” mean “to and including”.

1.4                               Performance on Business Days.

If any action is required to be taken pursuant to this Agreement on or by a specified date that is not a Business Day, the action is valid if taken on or by the next succeeding Business Day.

1.5                               Currency.

In this Agreement, unless specified otherwise, references to dollar amounts or “$” are to Canadian dollars.

1.6                               Accounting Terms.

Unless otherwise stated, all accounting terms used in this Agreement in respect of the Corporation shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of the Corporation required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7                               Conflict with Articles and By-Laws.

In the event of any conflict or inconsistency between this Agreement and the articles and by-laws of the Corporation in effect from time to time, this Agreement shall prevail to the extent of the conflict or inconsistency, and the Corporation and the Shareholder shall take all necessary steps to amend the articles and by-laws of the Corporation to eliminate that conflict or inconsistency.

ARTICLE 2
BUSINESS AND AFFAIRS OF THE CORPORATION

2.1                               Shareholder and Corporation to Cause Compliance with Agreement.

The Shareholder and the Corporation shall cause all meetings to be held, votes to be cast, resolutions to be passed, by-laws to be made and confirmed, documents to be executed and all other things and acts to be done to ensure that, at all times, the provisions of this Agreement are fully complied with and in full force and effect.

2.2                               The Business.

(a)                                 It is the intention of the Shareholder and the Corporation that the Corporation’s business be limited to only the following:

(i)                                     financing and acquiring from companies that have exploration stage mining projects, development stage mining projects or operating mines around the globe (“Mining Companies”), a right to:

I.                                        purchase from Mining Companies all or a portion of the metals mined (“Streams”); and

II.                                   receive a portion of the revenue from the Mining Companies, in a form of royalty payments (“Royalties”);

(ii)                                  managing a portfolio of Streams and Royalties;

(iii)                               such other business or activity as supports and complements the matters described in Section 2.2(a)(i) or (ii), [REDACTED — Commercially sensitive information];

(iv)                              [REDACTED — Commercially sensitive information],

(the “Business”).

(b)                                 Notwithstanding Section 2.2(a) above, the Corporation will not engage in primary mining, or related activities, other than those described and agreed to in Section 2.2(a)(i)-(iv) above.

2.3                               Matter Requiring Special Approval.

So long as the GFL Group beneficially owns at least equal to or greater than twenty percent (20%) of the issued and outstanding Shares (calculated on a non-diluted basis), no action shall be taken by or on behalf of the Corporation without Special Approval with respect to:

(a)                                 making any fundamental change to the nature of the Business or causing the Corporation to undertake, commence, or engage in or otherwise become integrated in any new type of business that is not otherwise permitted pursuant to Section 2.2; and

(b)                                 changing the number of the directors on the Board to below six (6) or more than eight (8), it being acknowledged by the Parties that as of the date of this Agreement, the articles of the Company provide that the Board shall be comprised of a minimum of one (1) and a maximum of fifteen (15) directors.

2.4                               Board of Directors.

(a)                                 So long as the GFL Group beneficially owns equal to or more than twenty percent (20%) of the issued and outstanding Shares (calculated on a non-diluted basis), the Shareholder shall be entitled to designate one (1) nominee (the “Board Designee”) for election or appointment to the Board from time to time and the Corporation will promptly cause to be appointed, and recommend for election at each annual meeting of shareholders commencing with the annual meeting to be held in the year 2017, the Board Designee, if any, selected by the Shareholder; provided however that the Board Designee satisfies the Corporation’s eligibility criteria of general application (as determined in good faith by the Board or an authorized committee thereof) for director candidates, the rules of the TSX-V (or any other stock exchange on which the Shares may be listed from time to time) and the Act (collectively, the “Director Eligibility Criteria”).

(b)                                 The Shareholder must advise the Corporation of the identity of the Board Designee at least fifty (50) days prior to any meeting at which directors of the Corporation are to be elected, or within ten (10) days of being notified of the record date of any meeting if the record date is within sixty (60) days of such meeting.

(c)                                  If the GFL Group ceases to beneficially own at least twenty percent (20%) of issued and outstanding Shares (calculated on a non-diluted basis) then the Shareholder shall notify the Corporation of such fact and, at the option of the Corporation, the Shareholder will cause the Board Designee then elected or appointed to the Board to resign and the Shareholder will have no further entitlement hereunder to require the Corporation to nominate individuals for election or appointment to the Board.

(d)                                 If a Board Designee ceases to be a director of the Corporation for any reason (a “Retiring Director”), the Shareholder shall nominate another Board Designee to fill the vacancy thereby created, and as soon as reasonably possible following that nomination, the Corporation shall fill the vacancy by electing that nominee as a director; provided however that the Board Designee meets the Director Eligibility Criteria.  If the Shareholder fails to nominate another Board Designee to fill the vacancy created by the departure of the Retiring Director within ninety (90) days after the vacancy arises, the remaining directors of the Board may appoint an individual to fill the vacancy.

(e)                                  Except as otherwise set forth herein, during the term of this Agreement, the Parties will use their commercially reasonable efforts to, or to cause, the Corporation to comply with the corporate governance guidelines set out in National Policy 58-201 Corporate Governance Guidelines of the Canadian Securities Administrators.

2.5                               Corporation to Endorse and Vote.

The Corporation shall endorse and recommend the Board Designee for election to the Board so long as such Board Designee satisfies the Director Eligibility Criteria, and management of the Corporation will vote the Shares in respect of which management is granted a discretionary proxy in favour of the election of such Board Designees to the Board at every meeting of the shareholders of the Corporation at which the election of directors to the Board is considered.

2.6                               Shareholder to Vote.

Provided the Corporation has endorsed and recommended the Board Designee for election to the Board at every meeting of the shareholders of the Corporation at which the election of directors to the Board is considered, the Shareholder must:

(a)                                 vote its Shares in favour of the election of the Corporation’s management’s proposed nominees for election to the Board at every such meeting;

(b)                                 not effect, conduct or participate in any solicitation of proxies with respect to any securities of the Corporation (other than any solicitation of proxies conducted by management of the Corporation) against management’s proposed nominees for election to the Board; and

(c)                                  vote its Shares in the manner recommended by the Board with respect to other matters in the ordinary course brought to a vote of shareholders of the Corporation, including but not limited to, appointing the auditor of Corporation and fixing the auditor’s remuneration, approving and ratifying employees or consultants of the Corporation, approving and ratifying the compensation of the directors, officers, employees and consultants of the Corporation and other routine housekeeping matters.

2.7                               Board of Directors Committees.

The Board shall have committees prescribed by the Canadian Securities Laws, each of which shall consist of not less than two (2) directors, with the exception of any audit committee of the Corporation which shall consist of at least three (3) directors, and whose rights, powers and duties shall be established by the Board.  The Board Designee will be considered by the Board to serve on committees of the Board as long as such Board Designee satisfies the Corporation’s eligibility criteria for committee membership as determined by the Board or an authorized committee thereof from time to time, and the rules of the Canadian Securities Laws (as applicable).  The Shareholder and the Corporation agree and acknowledge that committee membership will be in the sole discretion of the Board.

2.8                               Directors’ Liability Insurance and Indemnities.

(a)                                 The Board Designee shall be entitled to the benefit of any directors’ liability insurance or indemnities to which the other directors of the Corporation are entitled or have the benefit thereof.

(b)                                 Any director on the Board shall be entitled to reasonable out of pocket travel, accommodation and subsistence expenses properly incurred in connection with each meeting attended by that director on presentation of receipts for those expenses.

2.9                               Indemnity.

(1)                                 To the fullest extent permitted by law, the Corporation shall indemnify, on an After-Tax Basis, each director and former director of the Corporation (an “Indemnitee”), and that Indemnitee’s heirs, administrators, executors, legal representatives, successors and assigns, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by the Indemnitee in respect of any civil, criminal, administrative investigative or other proceeding to which the Indemnitee is involved because of that association with the Corporation, if:

(a)                                 the Indemnitee acted honestly and in good faith with a view to the best interests of the Corporation;

(b)                                 in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnitee had reasonable grounds for believing that his or her conduct was lawful; and

(c)                                  in the case of an action by or on behalf of the Corporation to procure a judgment in its favour, the Corporation obtains any approval required under the Act in respect of that indemnification.

(2)                                 The Corporation shall advance monies to an Indemnitee for the costs, charges and expenses of a proceeding referred to in Section 2.9(1) provided that:

(a)                                 the Indemnitee shall repay the monies if the Indemnitee does not fulfill the conditions of Sections 2.9(1)(a) and 2.9(1)(b); and

(b)                                 in the case of an action referred to in Section 2.9(1)(c), the Corporation obtains any approval(s) required under the Act.

(3)                                 The intention of this Section 2.9 is that all Indemnitees shall have all benefits provided under the indemnification provisions of the Act to the fullest extent permitted by law, and the Corporation shall forthwith pass all resolutions and take all other steps as may be required to give full effect to this Section.

2.10                        Right to Information.

For so long as the GFL Group beneficially owns more than or equal to twenty percent (20%) of the issued and outstanding Shares (calculated on a non-diluted basis) the Corporation shall permit the Shareholder or any representative designated by the Shareholder (subject to the execution and delivery of a non-disclosure agreement, in a form satisfactory to the Corporation, acting reasonably, by that designated representative and the Corporation) to visit and inspect any properties of the Corporation, to examine any aspect of the business and affairs of the Corporation (including the books and financial records, the acquisition and term of new Streams and Royalties or any other aspect of the operations of the Corporation reasonably requested by the Shareholder or its designated representative), and to discuss any matter relating to the business and affairs of the Corporation with management and employees of the Corporation, all at reasonable times and as often as may be reasonably requested by the Shareholder or its designated representative, except that the Board may refuse to permit any such visit, inspection, examination or discussion that, in its reasonable opinion, would not be in the best interests of  the Corporation.

ARTICLE 3
PRE-EMPTIVE RIGHT

3.1                               Pre-emptive Right.

For so long as the GFL Group beneficially owns at least twenty percent (20%) of the Shares (calculated on a non-diluted basis), if the Corporation wishes to issue any Shares or other equity securities (collectively “Securities”) from its treasury for the purpose of raising capital (an “Equity Financing”, which for greater certainty shall include the issuance of any additional Securities to which any other person is entitled pursuant to any pre-emptive or similar rights held by such person in respect of such Equity Financing (“Other Pre-Emptive Securities”, which shall include Securities issuable pursuant to such contractual arrangements in force on the date hereof as are disclosed in Schedule A)) (and for greater certainty, such an Equity Financing does not include the issuance of Securities upon the exercise or conversion of any convertible Security previously issued by the Corporation (including, but not limited to, the exercise of Security- or Share-based compensation or the exercise of outstanding warrants), or the issuance of Securities in exchange for Streams, Royalties or other rights, interests, properties or assets (each issuance of Securities which is not an Equity Financing being referred to herein as a “Non-Financing Issuance”)), the Corporation will not allot or issue any such Securities unless such Securities are first offered for allotment and issuance on the same terms and conditions to the Shareholder in sufficient numbers so as to permit the Shareholder or the GFL Group to maintain, immediately following the closing of the Equity Financing (and taking into account the number of Other Pre-Emptive Securities which will be issued to any other person in connection with such Equity Financing, including any additional Other Pre-Emptive Securities which may be issuable as a result of the Shareholder’s exercise of its Pre-Emptive Right), up to its pro rata shareholding in the Corporation (calculated on a fully-diluted basis) immediately prior to closing of the Equity Financing (the “Pre-Emptive Right”).

3.2                               Notification of Equity Financing.

Every offer for the allotment and issuance of Securities to the Shareholder pursuant to the Pre-Emptive Right will be made by written notice from the Corporation to the Shareholder (the “GF Securities Offer”) as soon as possible prior to the public announcement of the Equity Financing, but in any event at least ten (10) Business Days prior to closing of the Equity Financing.  The GF Securities Offer will describe the attributes of the Securities being offered, the total number of Securities being offered for allotment and issuance (the “Offered Securities”), including on the assumption that the maximum number of Other Pre-Emptive Securities to which other persons may be entitled are issued, the subscription price per Offered Security, and the proposed closing date of the Equity Financing.  If any of the terms of a proposed Equity Financing included in a GF Securities Offer are amended then the Corporation shall provide to the Shareholder, in accordance with this Section 3.2, an updated GF Securities Offer, which includes the revised terms of the proposed Equity Financing.

3.3                               Due Diligence.

The Corporation will use its commercially reasonable efforts to provide the Shareholder with such information concerning the Corporation as the Shareholder may reasonably request for purposes of evaluating a GF Securities Offer as soon as practicable following the delivery of the GF Securities Offer.

3.4                               Acceptance of GF Securities Offer.

If the Shareholder wishes to subscribe for and purchase Offered Securities, the Shareholder shall provide an irrevocable and unconditional written notice to the Corporation by the close of business within five (5) Business Days following the day upon which the GF Securities Offer is received by the Shareholder, which notice shall provide that the Shareholder agrees to subscribe for and purchase a number of Offered Securities up to the number required to maintain, immediately following the closing of the allotment and issuance of all Offered Securities (and taking into account the number of Other Pre-Emptive Securities which will be issued to any other person in connection with such Equity Financing, including any additional Other Pre-Emptive Securities which may be issuable as a result of the Shareholder’s exercise of its Pre-Emptive Right), up to the GFL Group’s pro rata shareholding in the Corporation (calculated on a fully-diluted basis) immediately prior to the Closing of the Equity Financing (the “GF Security Acceptance”).

3.5                               Purchase of Offered Securities.

Upon accepting the GF Securities Offer to subscribe for any Offered Securities by delivering the GF Security Acceptance to the Corporation, the Shareholder or another member of the GFL Group will purchase the number of Offered Securities set out in the GF Security Acceptance at the subscription price for such Offered Securities as was set out in the GF Securities Offer on the later of the closing of the Equity Financing or five (5) Business Days following delivery of the GF Security Acceptance.  Nothing in this Article 3 shall obligate the Shareholder or any other member of the GFL Group to purchase any Offered Securities if the Equity Financing does not close.

3.6                               Top-Up Right.

(1)                                 In addition to the Shareholder’s Pre-Emptive Right under this Article 3, for so long as the GFL Group beneficially owns at least ten percent (10%) of the Shares (calculated on a non-diluted basis), upon the issuance by the Corporation of Securities as a result of a Non-Financing Issuance, the Shareholder shall have the right, once per calendar year during any day in the month of June, on written notice to the Corporation, to subscribe for additional Shares (the “Anti-Dilution Shares”) at the volume weighted average trading price of the Shares for the five (5) trading days prior to the date of the notice as follows:

(a)                                 [REDACTED — Commercially sensitive information], up to such number of Anti-Dilution Shares as necessary for the Shareholder to maintain its pro rata shareholding in the Corporation (calculated on a fully diluted basis, and taking into account the number of  additional Shares which will be issued to any other person pursuant to any anti-dilution or similar rights held by such person in respect of the transactions giving rise to the Shareholder’s right to Anti-Dilution Shares (“Other Anti-Dilution Shares”, which shall include Shares issuable pursuant to such contractual arrangements in force on the date hereof as are disclosed in Schedule A), including any additional Other Anti-Dilution Shares which may be issuable as a result of the Shareholder’s exercise of its right to Anti-Dilution Shares) as at the Effective Time; and

(b)                                 [REDACTED — Commercially sensitive information], up to such number of Anti-Dilution Shares as necessary for the Shareholder to maintain its pro rata shareholding in the Corporation (calculated on a fully diluted basis, and taking into account the number of Other Anti-Dilution Shares which will be issued to any other person, including any additional Other Anti-Dilution Shares which may be issuable as a result of the Shareholder’s exercise of its right to Anti-Dilution Shares) as at the later of:

(i)                                     [REDACTED — Commercially sensitive information]; and

(ii)                                  [REDACTED — Commercially sensitive information],

(the “Top-Up Right”).

(2)                                 Payment by the Shareholder for the Shares purchased under the Top-Up Right may be satisfied by way of (a) a cash payment, paid to or to the order of the Corporation; or (b) subject to the prior written consent of the Corporation, an in-kind payment, including payment effected by way of transferring to the Shareholder, royalties or rights to receive royalty income (collectively, the “In-Kind Payment”).  The terms, including value, of the In-Kind Payment are to be agreed upon between the Shareholder and the Corporation at the time of exercise of the Top-Up Right.

3.7                               Assignment.

The Shareholder may assign its Pre-Emptive Right or Top-Up Right under this Article 3 to any other GFL Group members by written notice to the Company; provided however, that each such GFL Group member delivers, in a form acceptable to the Corporation, acting reasonably, a legal, valid, and enforceable document whereby the GFL Group member agrees to be bound by, and comply with, the terms of the provisions of this Agreement governing the Pre-Emptive Right and Top-Up Right.  However, if the incoming GFL Group member ceases to be a member of the GFL Group, such former GFL Group member must assign its rights and obligations under the provisions of this Agreement back to the Shareholder, at no cost to the Corporation. For greater certainty the Shareholder is only permitted to assign its Pre-Emptive Right or Top-Up Right pursuant to this Section 3.7 to a GFL Group member that is a direct or indirect majority owned subsidiary of Gold Fields Limited.

3.8                               Exceptions

Notwithstanding any other provision contained herein, the Pre-Emptive Right and Top-Up Right afforded to the Shareholder in this Article 3 shall not apply to:

(a)                                 the issuance of Shares upon the exercise of 20,000,000 common share purchase warrants issued to Pan American Silver Corp. (“Pan American”) prior to the date of this Agreement;

(b)                                 the issuance of 6,500,000 common share purchase warrants to Pan American concurrently with the entering into of this Agreement (the “Inducement Warrants”); and

(c)                                  an issuance of Shares upon the exercise of the Inducement Warrants.

ARTICLE 4
[REDACTED — Heading]

4.1                               [REDACTED — Provision relating to notification and process where shareholder has                                                intention to sell or dispose of share block]

ARTICLE 5
QUALIFICATION RIGHTS

5.1                               Demand Qualification Right.

From and after July 11, 2018 and for so long as the GFL Group beneficially owns at least twenty percent (20%) of the issued and outstanding Shares (calculated on a fully diluted basis), the Shareholder (on its own behalf or on behalf of any other GFL Group entity) may, by written notice to the Corporation (the “Request”) require the Corporation to:

(a)                                 file and obtain a receipt for a preliminary prospectus in the Qualification Provinces; and

(b)                                 file and obtain a receipt where sales of Shares take place for a final prospectus in those jurisdictions described in Section 5.1(a), in respect of all or part of the Shares beneficially owned by the GFL Group qualifying them for sale in the manner specified in the Request (such qualification being hereinafter referred to as a “Demand Qualification Right”).

5.2                               Restrictions on Demand Qualification Right.

(a)                                 If the Shareholder or any other GFL Group entity seeks to effect a “control distribution” (as that term is defined in applicable Canadian Securities Laws), the Shareholder or such other GFL Group entity shall utilize the re-sale exemption set forth in section 2.8 of National Instrument 45-102 — Resale of Securities in order to sell such Shares of the GFL Group; provided however, that if the Shareholder believes, acting reasonably, that if it or such other GFL Group entity were to attempt to sell such Shares in reliance on such exemption as opposed to selling such Shares pursuant to a Demand Qualification Right that it would:

(i)                                     be less likely to sell all of the Shares it was seeking to sell;

(ii)                                  require a longer period of time to sell such Shares; or

(iii)                               not be able to sell such Shares for the same price per share,

then the Corporation shall be obligated to effect a Demand Qualification Right.

(b)                                 The Corporation shall not be obligated to effect a Demand Qualification Right unless the GFL Group seeks to sell at least twenty percent (20%) of the aggregate issued and outstanding Shares held by the GFL Group at the time of the Demand Qualification Right.

(c)                                  The Corporation shall not be obligated to effect more than one Demand Qualification Right in any calendar year or more than two Demand Qualification Rights in total pursuant to this Agreement (a Demand Qualification Right in which more than one GFL Group entity participates being considered to be a single Demand Qualification Right for purposes hereof).  For the purposes of this Agreement, a Demand Qualification Right shall not be considered as having been effected until a receipt has been issued by the Canadian Securities Commission(s) for the final prospectus pursuant to which the Qualifiable Securities are to be sold.  Notwithstanding anything to the contrary contained herein, a Demand Qualification Right shall not be deemed to have been effected (and such Demand Qualification Right shall not count as a Demand Qualification Right) unless the GFL Group shall have sold at least fifty percent (50%) of the Qualifiable Securities sought to be included in such Demand Qualification Right; provided that:

(i)                                     the number of Qualifiable Securities sought to be included in the Demand Qualification Right was reasonable under the circumstances, taking into account the recommendation of the underwriter(s) of such Demand Qualification Right; and

(ii)                                  if such offering is not consummated or at least fifty percent (50%) of the Qualifiable Securities have not been sold as a result of any action or omission of the Shareholder, then the prospectus shall nonetheless be counted in satisfaction of the obligation and the Corporation shall have no further obligation in that calendar year.

(d)                                 The Corporation’s obligation to comply with any Demand Qualification Right shall be subject to the limitation that the Corporation shall be entitled to postpone for a reasonable period of time (not to exceed ninety (90) days) the filing of such preliminary prospectus otherwise required to be prepared and filed by it pursuant to this Agreement if, at the time it receives the request, the Board determines, in its reasonable judgment, after receipt of advice from outside counsel to the Corporation, that the qualification or sale of the Qualifiable Securities would have a material adverse effect on the Corporation or its shareholders because such action would:

(i)                                     materially interfere with an existing material acquisition, corporate reorganization, or other similar material transaction involving the Corporation;

(ii)                                  require premature disclosure of material non-public information, or information which might reasonably be regarded as material non-public information that the Corporation has a bona fide business purpose for preserving as confidential; or

(iii)                               if applicable, require the Corporation to prepare and file new technical reports under NI 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators,

provided however, that the Corporation:

(iv)                              may only invoke this right to postpone once in any period of twelve (12) consecutive months;

(v)                                 shall not qualify any Securities for its own account or that of any shareholder (other than the Shareholder or any other GFL Group entity) during such period;

(vi)                              shall not withdraw any prospectus filed in Canada after a final receipt has been obtained for the prospectus; and

(vii)                           agrees that if any of the events noted in Section 5.2(d)(i), (ii) or (iii) occur, then the Shareholder or any other GFL Group entity shall be entitled to withdraw its Request and such Demand Qualification Right shall not count as a Demand Qualification Right;

(e)                                  the Corporation shall not be obligated to effect a Demand Qualification Right unless the re-sale of such Qualifiable Securities would be a “distribution” within the meaning of the Canadian Securities Laws, which for greater certainty, includes a control distribution; and

(f)                                   the Corporation shall not be obligated to effect a Demand Qualification Right:

(i)                                     that is within thirty (30) days of having issued a notice to the Shareholder pursuant to Section 3.1 hereof that the Corporation is undertaking an Equity Financing within the next thirty (30) days; or

(ii)                                  if it requires the Corporation to qualify any distribution in the United States under a registration statement.

5.3                               Incidental Qualification Right.

(a)                                 If at any time after the date hereof and notwithstanding Section 4.1(a), the Corporation proposes to qualify for distribution any Shares of the Corporation by way of prospectus under any Canadian Securities Laws of any Qualification Provinces, (including, without limitation, securities distributed from treasury by the Corporation or distributed by way of secondary offering by any other shareholder), the Corporation will serve on the Shareholder, as soon as reasonably practicable and in any event at least three (3) Business Days prior to the anticipated date of filing of a preliminary prospectus under Canadian Securities Laws, written notice (a “Qualification Notice”) of such proposed distribution (the “Proposed Distribution”).  A Qualification Notice shall include reasonable details of the Proposed Distribution.  Subject to the restrictions and in accordance with the procedures set forth herein, the Corporation will use its commercially reasonable efforts to include in any Proposed Distribution to which a Qualification Notice relates, all Qualifiable Securities with respect to which the Corporation has received from the Shareholder (on its own behalf or on behalf of any other GFL Group entity) a Request for inclusion therein (such qualification being hereinafter referred to as an “Incidental Qualification Right”).

(b)                                 The Request in respect of the Incidental Qualification Right shall be delivered to the Corporation as soon as reasonably practicable and in any event, within: (i) two (2) Business Days following receipt of the Qualification Notice in respect of a “bought deal” financing pursuant to National Instrument 44-101 Short Form Prospectus Distributions of the Canadian Securities Administrators or any successor instrument thereto; and (ii) ten (10) Business Days, in any other case, provided that:

(i)                                     notwithstanding that the Shareholder (on its own behalf or on behalf of any other GFL Group entity) shall have provided a Request for inclusion in the Proposed Distribution of certain Qualifiable Securities, the Shareholder or such other GFL Group entity shall not be required to include such Qualifiable Securities in any such distribution if the price at which such Qualifiable Securities are to be sold is determined not to be acceptable by the Shareholder or such other GFL Group entity;

(ii)                                  the Shareholder or such other GFL Group entity, as applicable, must sell its Qualifiable Securities at the same price as the Corporation under the Proposed Distribution; and

(iii)                               if, at any time after giving a Qualification Notice and prior to the date a receipt is issued by the applicable Canadian Securities Commission under Canadian Securities Laws in respect of the prospectus to be filed in connection with the Proposed Distribution, the Corporation shall be unable to or shall determine for any reason not to proceed with the Proposed Distribution, the Corporation may, at its election, give written notice of such determination to the Shareholder or such other GFL Group entity and thereupon the Corporation shall be relieved of its obligation hereunder to effect the Proposed Distribution and any qualification of any such Qualifiable Securities (without prejudice to the rights of the Shareholder or any other GFL Group entity in respect of any subsequent distribution).

5.4                               Restrictions on Incidental Qualification Right

The Shareholder, on behalf of itself and the GFL Group, acknowledges and agrees that:

(a)                                 the Incidental Qualification Right shall be a one time right during the term hereof; and

(b)                                 the maximum number of Qualifiable Securities that may be sold under the Incidental Qualification Right is ten percent (10%) of the number of Shares being offered under the Proposed Distribution.

5.5                               Filing Prospectus and Selection of Lead Underwriters.

(a)                                 Subject to Section 5.2, following receipt of a Request, the Corporation shall use commercially reasonable efforts to file a preliminary and final prospectus in the Qualification Provinces qualifying for sale to the public in accordance with the method of disposition specified in such Request, the Qualifiable Securities specified in the Request.

(b)                                 If such method of disposition shall be a public offering on an underwritten or agency basis:

(i)                                     the Shareholder may, in the case of a Demand Qualification Right, designate the managing underwriter or lead agent of such offering, as applicable, provided that such managing underwriter or lead agent is acceptable to the Corporation, acting reasonably; and

(ii)                                  the Corporation may, in the case of an Incidental Qualification Right, designate the managing underwriter or lead agent of such offering, as applicable.

(c)                                  The Shareholder or any other GFL Group entity proposing to sell its Qualifiable Securities in such underwritten offering shall (together with the Corporation) enter into an underwriting agreement in form and substance customary for similar underwritten offerings and satisfactory to the Shareholder or such other GFL Group entity, acting reasonably.  If such proposed distribution is an underwritten offering and the managing underwriter for such offering advises the Corporation that the securities requested to be included therein exceed the amount of securities that can be sold in an orderly manner in such offering within a price range acceptable to the Corporation, acting reasonably, such that the inclusion of such Qualifiable Securities would adversely affect marketing of the securities to be sold by the Corporation, the Corporation shall not exclude any Qualifiable Securities unless the Corporation has first excluded all outstanding securities, the holders of which are not entitled by contract to inclusion of such securities in such preliminary prospectus and prospectus or are not entitled to pro rata inclusion with the Qualifiable Securities, provided that after giving effect to the foregoing, any exclusion of Qualifiable Securities shall be made pro rata with holders of other securities having the contractual right to include such securities in the preliminary prospectus and the prospectus by reason of an incidental qualification right or piggyback registration right.

5.6                               Procedures.

Upon receipt of a Request from the Shareholder or another GFL Group entity pursuant to the provisions of this Article 5, the Corporation shall use its reasonable commercial efforts to effect the Qualification, and in particular, the Corporation shall:

(a)                                 prepare, sign and file (in any event within forty-five (45) days after the Request has been delivered to the Corporation) the preliminary prospectus and such other related documents as may be necessary to be filed in connection with any such preliminary prospectus and shall, as soon as possible after any comments of the Canadian Securities Commissions have been satisfied with respect thereto, prepare and file under and in compliance with the Canadian Securities Laws a final prospectus, and use its commercially reasonable efforts to cause a receipt to be issued for such prospectuses to be effective as soon as possible and shall take all other steps and proceedings that may be necessary in order to qualify the Qualifiable Securities under the applicable Canadian Securities Laws for distribution by registrants who comply with the relevant provisions of the Canadian Securities Laws (provided that, before filing all such documents referred to in this provision, the Corporation shall furnish to counsel to the Shareholder copies thereof and otherwise comply with the provisions hereof);

(b)                                 prepare, sign and file with the applicable Canadian Securities Commissions in the jurisdictions in which the Qualification is to be effected all such amendments and supplements to such preliminary prospectus and prospectus as may be necessary to comply with the provisions of the applicable Canadian Securities Laws with respect to the distribution of the Qualifiable Securities, and to take such steps as are necessary to maintain the qualification of such prospectus until the earlier of either:

(i)                                     the time at which the distribution of the Qualifiable Securities sought to be sold is completed; or

(ii)                                  the date which is forty-two (42) days immediately following the date on which the prospectus is filed with the applicable Canadian Securities Commissions in the jurisdictions in which the Qualification is to be effected;

(c)                                  cause to be furnished to the Shareholder and any such other GFL Group entity and such other persons as the Shareholder may reasonably specify:

(i)                                  such number of copies of such prospectuses and any amendments and supplements thereto (including any documents incorporated therein by reference) and such other relevant documents as the underwriter(s) may request in order to facilitate the disposition of the Qualifiable Securities;

(ii)                               an opinion of counsel to the Corporation, subject to customary assumptions and qualifications, addressed to the Shareholder and any such other GFL Group entity and the underwriter(s) of such offering and dated the closing date of the offering as to the Corporation’s legal status and capacity, the Corporation’s authorized capital, the valid issuance of the Qualifiable Securities, the enforceability against the Corporation of any underwriting agreement to which the Corporation is a party, the qualification of the distributions of the Qualifiable Securities, and such other customary matters as the Shareholder or any such underwriters may reasonably require;

(iii)                               a non-statutory “comfort” letter addressed to the underwriters dated the date of the prospectus and the closing date of the offering signed by the auditors of the Corporation in respect of the financial information contained in the prospectus; and

(iv)                              such corporate certificates as are customarily furnished in securities offerings, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the Shareholder or any such underwriter(s) may reasonably request;

(d)                                 use its commercially reasonable efforts to comply with the Canadian Securities Laws and the rules, regulations and policies of any applicable stock exchange;

(e)                                  cause all such Qualifiable Securities sought to be sold to be listed on each securities exchange or over-the-counter market on which the Shares are then listed, if not already so listed;

(f)                                   in the event of the issuance of any order or ruling suspending the effectiveness of a prospectus receipt or any order suspending or preventing the use of any prospectus or suspending the qualification or the distribution of any of the Qualifiable Securities qualified by such prospectus for sale in any applicable Canadian provinces, the Corporation shall promptly notify the Shareholder and any such other GFL Group entity of such event and use its commercially reasonable efforts promptly to obtain the withdrawal of such order or ruling.  The Corporation shall promptly notify the Shareholder and such other GFL Group entity of the withdrawal of any such order or ruling; and

(g)                                  take all such other commercially reasonable actions permitted by law that the Shareholder or any such other GFL Group entity reasonably requests in order to expedite or facilitate the re-sale of the Qualifiable Securities by the Shareholder or such other GFL Group entity.

5.7                               Indemnification.

In connection with any Qualification, the Corporation and the Shareholder shall negotiate in good faith indemnification and contribution terms as are customarily contained in underwriting agreements relating to public offerings of securities by a selling shareholder.

5.8                               Due Diligence.

In connection with the preparation and filing of any prospectus as herein contemplated, the Corporation shall:

(a)                                 give the Shareholder or other GFL Group entity, and its counsel, auditors and other representatives, the opportunity to review and provide comments on such prospectus or any amendment or supplement thereto prior to its filing, and shall give due consideration to such comments, acting reasonably; and

(b)                                 cooperate with the Shareholder or such other GFL Group entity in the conduct of all reasonable and customary due diligence which the Shareholder or such other GFL Group entity and its counsel may require in order to conduct an investigation for purposes of establishing a due diligence defense as contemplated by the Canadian Securities Laws, and in order to enable the Shareholder or such other GFL Group entity to execute the certificate required to be executed by them for inclusion in each such document where required, subject to reasonable confidentiality obligations.

5.9                               [Redacted — Heading]

[REDACTED — Commercially sensitive information]

ARTICLE 6
[REDACTED — HEADING]

6.1                               [REDACTED — Commercially sensitive information]

ARTICLE 7
STANDSTILL

7.1                               Standstill.

Other than as set-out in this Agreement, until the earlier of:

(a)                                 the date that is six (6) months immediately after the date on which the GFL Group no longer beneficially owns at least ten percent (10%) of the issued and outstanding Shares (calculated on a non-diluted basis); or

(b)                                 the date which is the second (2nd) anniversary of the Effective Date,

neither the Shareholder nor any other GFL Group entity will, without the prior written authorization of the Board of Directors of the Corporation, directly, indirectly, whether alone or acting jointly or in concert with any other Person, unless otherwise expressly permitted by this Agreement:

(c)                                  purchase, offer or agree to: (i) purchase or negotiate to purchase any outstanding Securities; (ii) acquire a material portion of the assets or property of the

Corporation or its Affiliates; or (ii) enter into any merger, arrangement, amalgamation or other business combination involving the Corporation;

(d)                                 solicit or join in or in any way directly or indirectly participate in a solicitation of proxies from the Corporation’s shareholders or otherwise attempt to influence the conduct of the Corporation’s shareholders, or

(e)                                  advise, assist or encourage any person to do, or take any action inconsistent with, any of the foregoing.

ARTICLE 8
GENERAL

8.1                               Confidentiality of Information.

(a)                                 Each of the Parties acknowledges and agrees that during the term of this Agreement it may acquire or have disclosed to it certain Confidential Information concerning the other Party.  Each Party agrees to abide by the following rules with respect to such Confidential Information:

(i)                                     Restricted Use — the receiving Party will not use such Confidential Information in any manner or duplicate any such Confidential Information received from the disclosing Party except as reasonably required (A) in the case of the Corporation, in connection with the Business, or (B) in the case of the Shareholder, in connection with matters reasonably incidental to its ownership of Shares or other Securities of the Corporation;

(ii)                                  Restricted Disclosure — the receiving Party will not disclose or give access to such Confidential Information to any third parties, except (A) its Affiliates and its and such Affiliates’ respective directors, officers, employees, consultants, advisors and other representatives who have a reasonable need to know such Confidential Information in connection with the permitted use by such Party of such Confidential Information as set out in Section 8.1(a)(i), or (B) with the disclosing Party’s express prior written consent; and

(iii)                               Third Party Access — subject to Section 8.1(a)(ii), the receiving Party will inform any third parties having permitted access to such Confidential Information of its confidential nature and ensure that they maintain the confidentiality of such Confidential Information in accordance with the terms of this Agreement.

(b)                                 The receiving Party’s obligations under this Section 8.1 will not apply to Confidential Information:

(i)                                     which is or becomes part of the public domain through no breach of this Section 8.1 by the receiving Party, its Affiliates or representatives;

(ii)                               which the receiving Party can demonstrate was lawfully known to it before the date of the receipt of the Confidential Information; or

(iii)                            which becomes available to the receiving Party from another source who, to the knowledge of the receiving Party, is lawfully in possession of it and can disclose it to the receiving Party on a non-confidential basis; or

(iv)                           which the receiving Party can demonstrate was developed by it independently of the Confidential Information.

(c)                                  The receiving Party will not be in breach of its obligation not to disclose any of the Confidential Information if that disclosure is required by Law, a court or arbitral order, award or similar proceedings, or by applicable government or stock exchange requirement, practice or policy, provided that the receiving Party gives the disclosing Party as much notice as is reasonably possible in the circumstances prior to disclosing any of the Confidential Information and the receiving Party co-operates with the disclosing Party in any application, proceedings or other action the disclosing Party may undertake to obtain a protective order or other means of protecting the confidentiality of the Confidential Information required to be disclosed.  Each Party will promptly notify the other Party of any actual or threatened breach under any of the terms of this Section 8.1 or any unauthorized communication, disclosure or use of any of the Confidential Information of which such Party has actual knowledge.

8.2                               Entire Agreement.

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior correspondence, agreements, negotiations, discussions and understandings, if any, written or oral.  Except as specifically set out in this Agreement, there are no representations, warranties, conditions or other agreements or acknowledgements, whether direct or collateral, express or implied, written or oral, statutory or otherwise, that form part of or affect this Agreement or which induced either Party to enter into this Agreement.  No reliance is placed on any representation, warranty, opinion, advice or assertion of fact made either prior to, concurrently with, or after entering into, this Agreement, or any amendment or supplement thereto, by either Party to the other Party, except to the extent the representation, warranty, opinion, advice or assertion of fact has been reduced to writing and included as a term in this Agreement, and neither of the Parties has been induced to enter into this Agreement or any amendment or supplement by reason of the representation, warranty, opinion, advice or assertion of fact.

8.3                               Time of Essence.

Time is of the essence of this Agreement.

8.4                               Amendment.

This Agreement may be supplemented, amended, restated or replaced only by written agreement signed by each Party.

8.5                               Waiver of Rights.

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given.  No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of that right.  No single or partial exercise of any such right shall preclude any other or further exercise of that right or the exercise of any other right.

8.6                               Arbitration.

All disputes arising out of, or in connection with, this Agreement, or in respect of any legal relationship associated with it or derived from it, will be finally resolved by arbitration administered by the ADR Institute of Canada, Inc. under its ADRIC Arbitration Rules.  The seat of arbitration will be Vancouver, British Columbia.  The tribunal will consist of a panel of three arbitrators.  The language of the arbitration will be English. The decision of the tribunal will be final and binding on the Parties and the costs of such arbitration will be as determined by the tribunal. Judgment on the arbitration award may be entered in any court having jurisdiction. This Section 8.6 shall not preclude the Parties from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction.

8.7                               Governing Law.

This Agreement is governed by, and interpreted and enforced in accordance with, the Laws of the province of British Columbia and the Laws of Canada applicable in that province.

8.8                               Term.

This Agreement shall come into force and effect as of the date set out on the first page of this Agreement and shall continue in force until the earlier of:

(a)                                 the date on which the Shareholder no longer holds such number of the issued and outstanding Shares which is equivalent to no less than ten percent (10%) of the total issued and outstanding number of Shares of the Corporation (calculated on a non-diluted basis); and

(b)                                 the date on which this Agreement is terminated by written agreement of the Parties.

8.9                               Calculation of Holdings

Notwithstanding any other provision of this Agreement, no determination will be made hereunder that the percentage of the issued and outstanding Shares beneficially owned or held by the Shareholder or the GFL Group has ceased to be equal to or more than any particular threshold percentage set out herein (including for greater certainty pursuant to any of Sections 2.3, 2.4, 2.10, 3.1, 3.6, 7.1 or 8.8) unless the Shareholder has been afforded an opportunity to exercise its Pre-Emptive Right and Top-Up Right under Sections 3.1 and 3.6, respectively, or has waived such rights by notice given to the Corporation in writing.

8.10                        Notices.

(a)                                 Any notice, demand or other communication (in this Section 8.10, a “Notice”) required or permitted to be given or made under this Agreement must be in writing and is sufficiently given or made if:

(i)                                     delivered in person and left with a receptionist or other responsible employee of the relevant Party at the applicable address set forth below;

(ii)                                  sent by prepaid courier service or (except in the case of actual or apprehended disruption of postal service) mail; or

(iii)                               sent by e-mail or fax transmission, with confirmation of transmission by the transmitting equipment (a “Transmission”);

in the case of a Notice to the Shareholder, addressed to it as follows:

Gold Fields Netherlands Services B.V.
Crown Business Center Key-Point

6th Floor, Schipholweg 103,

Leiden, 2316XC

The Netherlands

Attention:                                         Johan Pool, Vice-President — Corporate Development Americas

Fax No.:                                                 [REDACTED]

Email:                                                            [REDACTED]

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
Bay Adelaide Centre
Suite 2400, 333 Bay St.
Toronto, Ontario, Canada M5H 2T6

Attention:                                         Brian Graves

Fax No.:                                                 [REDACTED]

Email:                                                            [REDACTED]

and in the case of a Notice to the Corporation, addressed to it at:

Maverix Metals Inc.
Suite 1440-625 Howe Street
Vancouver, B.C., Canada  V6C 2T6

Attention:                                         Oggy Talic, Executive VP  & General Counsel

Fax No.:                                                 [REDACTED]

Email:                                                            [REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
Suite 2600, 595 Burrard Street
Vancouver, B.C., Canada V7X 1L3

Attention:                                         Bob Wooder

Fax No.:                                                 [REDACTED]

Email:                                                            [REDACTED]

(b)                                 Any Notice sent in accordance with this Section 8.10 shall be deemed to have been received:

(i)                                  if delivered prior to or during normal business hours on a Business Day in the place where the Notice is received, on the date of delivery;

(ii)                               if sent by mail, on the fifth (5th) Business Day in the place where the Notice is received after mailing, or, in the case of disruption of postal service, on the fifth (5th) such Business Day after cessation of that disruption;

(iii)                            if sent by fax or e-mail during normal business hours on a Business Day in the place where the Transmission is received, on the same day that it was received by Transmission, on production of a Transmission report from the machine from which the fax or e-mail was sent which indicates that the fax or e-mail was sent in its entirety to the relevant fax number or e-mail address of the recipient; or

(iv)                           if sent in any other manner, on the date of actual receipt;

except that any Notice delivered in person or sent by Transmission not on a Business Day or after normal business hours on a Business Day, in each case in the place where the Notice is received, shall be deemed to have been received on the next succeeding Business Day in the place where the Notice is received.

(c)                                  A Party may change its address for notice by giving Notice to the other Party.

8.11                        Enurement and Assignment.

This Agreement shall enure to the benefit of, and shall be binding on, the Parties and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns.  Except as specifically permitted by this Agreement, neither Party may assign any of its rights and obligations under this Agreement.

8.12                        Further Assurances.

Each Party shall (and the Shareholder shall vote and act at all times as a shareholder of the Corporation and in all other respects use reasonable efforts to) take all steps, execute all documents and do all such acts and things as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

8.13                        Severability.

If, in any jurisdiction, any provision of this Agreement or its application to a Party or circumstance is restricted, prohibited or unenforceable, that provision shall, as to that jurisdiction, be ineffective only to the extent of that restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and, if applicable, without affecting its application to the other Party or any other circumstances.  The Parties shall engage in good faith negotiations to replace any provisions of this Agreement if it is so restricted, prohibited or unenforceable with a unrestricted and enforceable provision, the economic effect of which comes as close as possible to that of the restricted, prohibited or unenforceable provision which it replaces.

8.14                        Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one agreement.  Delivery of an executed counterpart of this Agreement by fax or transmitted electronically in legible form, including without limitation in a tagged image format file (TIFF) or portable document format (PDF), shall be equally effective as delivery of a manually executed counterpart of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement on the date first above written.

MAVERIX METALS INC.

By:	(signed) “Daniel O’Flaherty”
Authorized Signatory
	Name:	Dan O’Flaherty
	Title:	Chief Executive Officer

GOLD FIELDS NETHERLANDS SERVICES B.V.

By:	(signed) “Johan Pauley”
Authorized Signatory
	Name:	Johan Pauley
	Title:	Director

By:	(signed) “L.W. Lor”
Authorized Signatory
	Name:	L.W. Lor
	Title:	Managing Director

SCHEDULE A

OTHER PRE-EMPTIVE SECURITIES

Securities issued pursuant to the pre-emptive right provided to Pan American (so long as Pan American or its Affiliates beneficially own at least [REDACTED] of the Shares (calculated on a non-diluted basis), pursuant to Sections 3.1 through 3.5 of the Shareholder Agreement dated July 7, 2016 between the Corporation and Pan American.